Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Phyt.Health, Inc.
4016 Verano Dr
Austin, TX 78735
https://www.phyt.health

Up to $1,070,000.00 in Class B Common Stock at $2.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Phyt.Health, Inc.
Address: 4016 Verano Dr, Austin, TX 78735
State of Incorporation: DE
Date Incorporated: January 04, 2021

Terms:

Equity

Offering Minimum: $10,000.00 | 5,000 shares of Class B Common Stock
Offering Maximum: $1,070,000.00 | 535,000 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $2.00
Minimum Investment Amount (per investor): $250.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

Time-Based Bonuses*:

* Invest within the 1st week and receive 20% bonus shares.

* Invest within the 2nd week and receive 15% bonus shares.

* Invest within the 3rd week and receive 10% bonus shares.

* Invest within the 4th week and receive 5% bonus shares.

* New Year's Bonus - Invest between Jan 1st, 2022 and Jan 3rd, 2022 and receive 15% bonus shares

Volume Based Bonuses and Perks*:

* Invest >$1000, you will receive 5% bonus shares & access to our Investor Club which allows you to receive special investor updates and attend Q&A sessions

* If you invest >$5,000, you will receive 15% bonus shares & access to our Investor Club.

* If you invest >$10,000, you will receive 20% bonus shares and access to our Investor Club.

**All perks occur when the offering is completed.*

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for, with the exception of "audience-based" bonuses.

If a company offers an "audience-based" bonus, this bonus only will stack with any other bonus you are eligible for. An "audience-based" bonus is a bonus that is available to a qualified group of investors based on campaign-specific criteria - such as previous investors, existing customers, or Testing-the-Waters (TTW) reservation holders. An issuer can only offer a single audience-based bonus.

For example, a 10% audience-based bonus (i.e. prior investors) + a 10% OWNer's bonus would receive an aggregate of 20% bonus shares

<u>The 10% StartEngine Owners' Bonus</u>

Phyt.Health will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $2.00 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Phyt.Health is a Computer Vision and AI-based physiotherapy platform that assists orthopedics and physiotherapists in delivering remote care. This process enables greater and more affordable access to care for patients.

We are pioneering an AI-based digital physiotherapy approach designed to replace session-based therapy. Our technology optimizes physiotherapists' time, encourages patients' adherence to their treatment plans, and provides a continuous PT-Patient engagement model.

Our business model is to partner with hospitals that white label our technology platform. Hospital physiotherapists use our platform to provide remote PT services after the patient is discharged.

We have currently deployed our solution in over 20 hospitals in South Asia (India being the first country) and now expanding into the US market through reseller relationships with partners such as Evolko and SentryHealth.

Phyt.Health Inc (US) entity has a subsidiary in India called Grytfit India Pvt Ltd. The process for the US entity to fully own the India entity is still underway and we expect the process to finish by the end of 2021. Our customers in India (i.e. hospitals and private clinics) contract directly with the Indian entity to reduce operational and accounting burden.

Competitors and Industry

We primarily compete against the legacy brick-and-mortar physiotherapy clinics. Additionally, there are a few digital physiotherapy platforms such as Hinge Health, Sword Health and Kaia Health that are being adopted by some of the largest employers in the country. However, we appreciate the continued adoption of digital physiotherapy solutions as it validates our hypothesis of its growing popularity in making physiotherapy more accessible and affordable.

The Total Addressable Market (TAM) across the US population for physiotherapy is over $100 billion and growing at a CAGR of 7%. Globally, the physiotherapy market is valued at over $155 billion. The physiotherapy services market is dominated by its applications in orthopedics and cardiology-based conditions. In the recent past, the market has expanded enormously to include a broad array of applications into life-critical medical conditions in cardiovascular and pulmonary disease, neurological, pediatric, and geriatrics. The global spending on PT services will cross $150B annually by 2022. Another field that is experiencing rapid experiencing growth is sports medicine and injury management in athletes.

Today, most PT services are delivered in a session-based format and in-person at a physiotherapy clinic. It makes the service neither accessible nor affordable to a large portion of the population. Telehealth has the potential to make PT services more affordable and accessible. When paired with Phyt.Health's computer vision-based capabilities for remote assessment and real-time feedback for exercises, the patient experience better outcome.

We are on the mission to make remote delivery of physiotherapy services effective through the use of AI and Computer Vision. This is our differentiation and competitive edge.

Current Stage and Roadmap

Phyt.Health is presently in production and deployed in over 20 private hospital clinics in India. We are currently localizing the platform for the US market. The requirements are driven through our reseller partners here in the US - namely, Evolko and SentryHealth.

Evolko will distribute the service to Urgent Care facilities. SentryHealth will distribute the service to self-insured SMB employers.

The Team

Officers and Directors

Name: Darpan Saini

Darpan Saini's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: June 01, 2021 - Present
  Responsibilities: Business, talent and product strategy and execution. Currently no salary. Equity: 4,125,000 common shares

Other business experience in the past three years:

- **Employer:** Q2 Holdings
  Title: SVP & General Manager
  Dates of Service: December 01, 2020 - June 01, 2021
  Responsibilities: P&L Owner of the $40M revenue business

Other business experience in the past three years:

- **Employer:** Q2 Holdings
  Title: SVP - Product
  Dates of Service: October 01, 2018 - June 01, 2021
  Responsibilities: Led product and engineering for Cloud Lending suite of products

Other business experience in the past three years:

- **Employer:** Cloud Lending Inc
  Title: CTO
  Dates of Service: January 01, 2013 - October 01, 2018
  Responsibilities: Led product and engineering for Cloud Lending suite of products

Name: Snehal Fulzele

Snehal Fulzele's current primary role is with CEO, Cion Digital Inc. Snehal Fulzele currently services 10 hours per week hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Executive Chairman
  Dates of Service: January 01, 2021 - Present
  Responsibilities: Fundraising and business strategy execution and supporting the CEO. Currently not taking a salary. 4,125,000 common shares.

Other business experience in the past three years:

- **Employer:** Q2 Holdings
  Title: SVP & General Manager
  Dates of Service: October 01, 2018 - December 01, 2020
  Responsibilities: P&L Owner of the $40M revenue business

Other business experience in the past three years:

- **Employer:** Cloud Lending Inc
  Title: CEO
  Dates of Service: February 01, 2013 - October 01, 2018
  Responsibilities: Led talent, business, and product strategy for Cloud Lending

Name: Vikram Patil

Vikram Patil's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** VP Of Engineering
  Dates of Service: July 01, 2020 - Present
  Responsibilities: Hiring and leading engineering & R&D teams. 810,000 common shares (8.1% equity).

Other business experience in the past three years:

- **Employer:** Orbcomm India Pvt Ltd
  Title: Engineering Manager
  Dates of Service: May 01, 2018 - June 01, 2021
  Responsibilities: Hiring and leading engineering team.

Other business experience in the past three years:

- **Employer:** Datatorrent India Pvt Ltd

Title: Software Engineer / Tech lead
Dates of Service: May 01, 2016 - May 01, 2018
Responsibilities: Contribute and lead the team to build streaming data analytics features. Work with customers like Pubmatic, Apple, GE, T-Mobile for POCs, Solution designing etc.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be

resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common stock in the amount of up to $1.07M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms

of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for digital physiotherapy. Our revenues are therefore dependent upon the market for online physiotherapy.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority

holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

The Convertible Promissory Notes have no rights to vote until the date of maturity

The Convertible Promissory Notes have no voting rights. This means you are trusting in management discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment. Holders of our outstanding Preferred Stock have liquidation preferences over holders of Common Stock, including the Common Stock being offered in this offering. This liquidation preferences is paid if the amount a holder of Preferred Stock would receive under the liquidation preference in greater than the amount such holder would have received if such holder's shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur then first all creditors and Preferred Stockholder of the Company will be paid out. If there is any cash remaining, then the Common stockholders will be paid.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Gryt.Fit Inc was formed on Jan 04 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Gryt.Fit Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Phyt.Health is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Snehal Fulzele	4,125,000	Class A Common Stock	41.25
Darpan Saini	4,125,000	Class A Common Stock	41.25

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, Convertible Note - $10M Cap, and Convertible debt - $15M Cap. As part of the Regulation Crowdfunding raise, the Company will be offering up to 535,000 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 8,250,000 with a total of 8,250,000 outstanding.

Voting Rights

Each holder of shares of Class A Common shall be entitled to the number of votes equal to one thousand multiplied by the number of shares of Class B Common into which the shares of Class A Common then held by such holder immediately after the close of business on the record date fixed for such meeting or the effective date of such written consent could then be converted.

Material Rights

The total number of shares outstanding on a fully diluted basis, 10,000,000 shares, includes 8,250,000 shares of Class A Common Stock, 750,000 shares of Class B Common Stock, 490,000 shares of issued Class B Common Stock options, and 510,000 shares of reserved but unissued Class B Common Stock options.

Class B Common Stock

The amount of security authorized is 10,000,000 with a total of 1,750,000 outstanding.

Voting Rights

1 vote per share

Material Rights

The total amount outstanding includes 510,000 shares to be issued pursuant to stock options, reserved but unissued.

The total amount outstanding includes 490,000 shares to be issued pursuant to stock options issued.

The total number of shares outstanding on a fully diluted basis, 10,000,000 shares, includes 8,250,000 shares of Class A Common Stock, 750,000 shares of Class B Common Stock, 490,000 shares of issued Class B Common Stock options, and 510,000 shares of reserved but unissued Class B Common Stock options.

Convertible Note - $10M Cap

The security will convert into Preferred equity and the terms of the Convertible Note - $10M Cap are outlined below:

Amount outstanding: $450,000.00
Maturity Date: December 31, 2022
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: Series A of at least $2,000,000

Material Rights

The convertible notes are convertible into common shares at a conversion price. The conversion price is equal to the lower of (i) the price per share of preferred stock sold in the Qualified Equity Financing (the "Preferred Purchase Price"), multiplied by a number that is one minus the Discount or (ii) the price obtained by dividing the Valuation Cap by the Fully Diluted Capitalization (the "Target Price").

Convertible debt - $15M Cap

The security will convert into Preferred equity and the terms of the Convertible debt - $15M Cap are outlined below:

Amount outstanding: $850,000.00
Maturity Date: December 31, 2022
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $15,000,000.00
Conversion Trigger: Series A of at least $2,000,000

Material Rights

The convertible notes are convertible into common shares at a conversion price. The conversion price is equal to the lower of (i) the price per share of preferred stock sold in the Qualified Equity Financing (the "Preferred Purchase Price"), multiplied by a number that is one minus the Discount or (ii) the price obtained by dividing the Valuation Cap by the Fully Diluted Capitalization (the "Target Price").

What it means to be a minority holder

As a minority holder of common stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $1,300,000.00
  Use of proceeds: R&D, Operations, Marketing, and Sales
  Date: April 15, 2021

Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Our **monthly expenses are averaging ~$70K** and we have over 10 months of runway before the company runs out of cash.

Currently, the following are the major expenses:

- $30K - 10 member team in Research and Development, Software Engineering

- $5K - G&A, Clinical advisory board

- $10K - Operations including Customer support staff, on-staff Physiotherapists

-$10K - 4 members in Sales & Marketing, Ads spent, Content marketing

We are currently generating **$10K per month in revenue** from our customers and it is going at 25% quarter-over-quarter. We expect that the revenues will catch up to operating expenses in over 24 months. The fund-raise of over $500K right now will ensure that the company becomes operational without any outside funding.

Foreseeable major expenses based on projections:

We need to invest in the business to realize its potential especially to make the reseller partnerships successful. We forecast the following incremental expenses to exponentially increase the revenue potential.

- Sales and marketing will add ~ $20K per month expense but will help generate a significant pipeline of hospitals

- Implementation engineers and analysts to integrate with telehealth providers & Phyt's channel partners - Evolko and SentryHealth

Future operational challenges:

In order for Phyt Health to launch services across the US, we need to have a wide network of physiotherapists as consultants or on our payroll. Physiotherapists can only provide services in the state where they are licensed.

Although we may incur a significant upfront cost, we will be able to cater to hospitals and employers across all states in the US.

Future challenges related to capital resources:

We will need to hire sales & marketing staff to hit our forecasted revenue goals for the year. Additionally, we need to hire implementation engineers to integrate our platform with Evolko and SentryHealth's telehealth platforms.

We will need to raise at least $1M in this equity raise to be able to execute the aforementioned plans.

Future milestones and events:

Upon finishing integrations with Evolko and SentryHealth by Q1 2022, we fully expect to start to generate recurring monthly revenues of about ~25K per month initially and we will ramp that up to $200K per month by the end of 2022.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of November 2021, the Company has capital resources available in the form of cash-on-hand from resulting from a convertible note round earlier in 2021. We currently have $650K of cash in the bank.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical or to our company operations. These funds are required to invest in sales and marketing for signing up more hospitals, private clinics and self-insured employers. Additionally, without these funds, we won't be able to execute our plans of distribution through our channel partners.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the

Company. Of the total funds that our Company has, 65% will be made up of funds raised from the crowdfunding campaign, if we reach our maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for approximately 12 months. This is based on a current monthly burn rate of $50K for expenses related to the payroll of employees predominantly in R&D and operations.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for approximately 3 years. This is based on a current monthly burn rate of $50K for expenses related to the payroll expenses of employees in R&D, operations, sales and marketing.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital.

Indebtedness

- **Creditor:** Angel Investors
  Amount Owed: $1,300,000.00
  Interest Rate: 5.0%
  Maturity Date: February 01, 2024
  The convertible notes are convertible into common shares at a conversion price. The conversion price is equal to the lower of (i) the price per share of preferred stock sold in the Qualified Equity Financing (the “Preferred Purchase Price”), multiplied by a number that is one minus the Discount or (ii) the price obtained by dividing the Valuation Cap by the Fully Diluted Capitalization (the “Target Price”).

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $20,000,000.00

Valuation Details:

The company's management team has experience building and scaling enterprise technology businesses. The founding team's previous company - Cloud Lending Solutions - was sold for about $140M.

With this strong team, Phyt.Health is now pursuing a market opportunity where the demand is already established (i.e. physiotherapy needs) and is growing globally. The unique and differentiating AI-based approach demonstrably makes Phyt.Health's physiotherapy services more accessible and affordable.

Since its founding in Jan 2021, the company has made the following progress:

- Raised $1.3M in convertible notes as a seed round at a $15M cap

- Built and deployed the first version of the product at over 20 hospitals in India and currently localizing for the US markets. Care has already been successfully delivered to 100s of patients and the efficacy of remote AI-based physiotherapy has been proven.

- Struck reseller partnership opportunities with established HealthTech businesses such as Evolko and SentryHealth that collectively exposes Phyt.Health services to over 400 hospitals in India, 16000 private clinics in India, 800 urgent care facilities in the US, and over 200 self-insured SMB employer groups. We estimate these two partnerships to generate over ~$10M in annual run-rate revenue over the next 24 months.

- We have built a strong team around the founding members including former business leader at WebMD, a clinical advisory board comprising of senior orthopedic surgeons, staff of physiotherapists with over 4.5 years of average experience, and core engineering team with Artificial Intelligence and Computer Vision expertise.

The $20M pre-money valuation aligns with the value that we expect to create in 2022. We believe we will be over $2.0M in annual run-rate revenue by the end of 2022.

The Company set its valuation internally, without a formal-third party independent evaluation.

The total number of shares outstanding on a fully diluted basis, 10,000,000 shares, includes 8,250,000 shares of Class A Common Stock, 750,000 shares of Class B Common Stock, 490,000 shares of issued Class B Common Stock options, and 510,000 shares of reserved but unissued Class B Common Stock options.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $1.3M in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering

Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  50.0%
  We are currently localizing our platform for the US market. A significant portion of the proceeds will go in R&D.

- *Operations*
  46.5%
  We have to execute our integration and deployment plans with Evolko and SentryHealth. The proceeds will go towards making these partnerships successful

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  30.0%
  To deliver our roadmap for the US market

- *Operations*
  30.0%
  Roll out of our service to Evolko and SentryHealth's customers globally.

- *Marketing*
  36.5%
  Hire sales and marketing talent to sell our services directly to self-insured employer groups.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.phyt.health (https://www.phyt.health/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/phythealth

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Phyt.Health, Inc.

[See attached]

GRYT.FIT INC.

FINANCIAL STATEMENTS
FROM INCEPTION (JANUARY 4, 2021) YEAR ENDED OCTOBER 28, 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Gryt.Fit Inc.
Austin, Texas

We have reviewed the accompanying financial statements of Gryt.Fit Inc. (the "Company,"), which comprise the balance sheet as of October 28, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the period from Inception (January 4, 2021) to October 28, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

November 1, 2021

As of October 28		2021
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$	724,464
Total current assets		**724,464**
Total assets	**$**	**724,464**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accrued interest	$	16,250
Total current liabilities		**16,250**
Convertible Note		1,300,000
Total liabilities		**1,316,250**
STOCKHOLDERS EQUITY		
Common Stock Class A		83
Common Stock Class B		8
Additional Paid In Capital		8,725
Retained earnings/(Accumulated Deficit)		(600,600)
Total stockholders' equity		**(591,786)**
Total liabilities and stockholders' equity	**$**	**724,464**

See accompanying notes to financial statements.

GRYT.FIT INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

Inception (January 4, 2021)	**October 28, 2021**
(USD $ in Dollars)	
Net revenue	$ -
Cost of goods sold	-
Gross profit	-
Operating expenses	
General and administrative	585,020
Sales and marketing	-
Research and development	-
Total operating expenses	585,020
Operating income/(loss)	(585,020)
Interest expense	16,250
Other Loss/(Income)	(670)
Income/(Loss) before provision for income taxes	(600,600)
Provision/(Benefit) for income taxes	-
Net income/(Net Loss)	**$ (600,600)**

See accompanying notes to financial statements.

GRYT.FIT INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Common Stock Shares	Common Stock Amount	Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholders' Equity
Inception date January 4, 2021	-						
Issuance of Common Stock	8,250,000	$ 83	750,000	$ 8			$ 90
Shared-based compensation					8,725		$ 8,725
Net income/(loss)	-	-				$ (600,600)	$ (600,600)
Balance—October 28, 2021	**8,250,000**	**$ 83**	**750,000**	**$ 8**	**$ 8,725**	**$ (600,600)**	**$ (591,786)**

See accompanying notes to financial statements.

GRYT.FIT INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

As of inception (January 4, 2021)		October 28, 2021
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	(600,600)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Shared-based compensation		8,725
Changes in operating assets and liabilities:		
Accrued interest		16,250
Net cash provided/(used) by operating activities		**(575,626)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of property and equipment		-
Net cash provided/(used) in investing activities		**-**
CASH FLOW FROM FINANCING ACTIVITIES		
Capital contribution		90
Convertible Note		1,300,000
Net cash provided/(used) by financing activities		**1,300,090**
Change in cash		724,464
Cash—beginning of year		-
Cash—end of year	**$**	**724,464**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	16,250
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$	-
Issuance of equity in return for note	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Gryt.Fit Inc. was incorporated on January 4, 2021 in the state of Delaware. The financial statements of Gryt.Fit Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Austin, Texas.

Using the smartphone-based computer vision technology, our assessments help in preventative care or post-surgical recovery process. Our business model is to distribute technology as a white-labeled service to healthcare facilities to enable them to provide effective digital physical therapy. Phyt.Health utilizes patient's smartphone devices to engage them in the MSK Cycle.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted a calendar year basis of December 31, as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of October 28, 2021, the Company's cash and cash equivalents exceeded FDIC insured limits by $474,464.

Income Taxes

Gryt.Fit Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606.

Revenue recognition, according to Topic 606, is determined using the following steps:

Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will earn revenues from the sale of smartphone based computer vision technology to the final.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through November 1, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 8,250,000 shares of common shares class A, with par value of $0.00001. As of October 28, 2021, 8,250,000 have been issued and are outstanding.

The Company is authorized to issue 10,00,000 shares of common shares class B, with par value of $0.00001. As of October 28, 2021, 750,000 have been issued and are outstanding.

4. SHAREBASED COMPENSATION

During 2021, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 1,000,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2021
Expected life (years)	10.00
Risk-free interest rate	2.91%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at January 4, 2021	-	$ -	-
Granted	550,000	$ -	
Execised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2020	550,000	$ -	9.42
Exercisable Options at October 28, 2021	550,000	$ -	9.42

Stock option expense for the period from inception to October 28, 2021 was $8,725.

5. DEBT

The following are the details of the convertible notes:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Pre-Seed Convertible Note Round	$ 1,300,000	5.00%	Fiscal Year 2020	12/31/2022	$ 16,250	$ 16,250	-	$ 1,300,000	$ 1,300,000
Total					**$ 16,250**	**$ 16,250**	**$ -**	**$ 1,300,000**	**$ 1,300,000**

The convertible notes are convertible into common shares at a conversion price. The conversion price is equal to the lower of (i) the price per share of preferred stock sold in the Qualified Equity Financing (the "Preferred Purchase Price"), multiplied by a number that is one minus the Discount or (ii) the price obtained by dividing the Valuation Cap by the Fully Diluted Capitalization (the "Target Price"). Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

.

6. RELATED PARTY

7. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of October 28, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from October 28, 2021 through November 1, 2021 the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

9. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Phyt Health

AI-Assisted Physiotherapy Treatment


AI-assisted
Treatment
Delivered by Expert
Physiotherapists

Website | Austin, TX | HEALTH TECH

Phyt Health is a Computer Vision and AI-based physiotherapy platform that assists orthopedics and physiotherapists in delivering remote care. This process enables greater and more affordable access to care for patients as we expand to hospitals across the globe. The Company deployed its solution through a subsidiary in over 20 hospitals in South Asia (India being the first country) and is presently starting its operations in the US market.

$0.00 raised

0 Investors	$20M Valuation
$2.00 Price per Share	$250.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Physiotherapy's Total Addressable Market (TAM) in the US is valued at over $100 billion and growing at a CAGR of 7%.
- Our new distribution partnerships are rapidly expanding our business, with reseller partnerships with Evolko, a leading remote patient monitoring solution offering 400 hospitals, 16,000 private clinics and 800 urgent care facilities, and SentryHealth, a comprehensive and integrated health management platform used by over 200 employers in the US.
- Phyt Health is led by a strong executive team with a proven track record of building and scaling technology businesses.

OVERVIEW

Quality Recovery from the Comfort of the Patient's Home

We are pioneering an AI-based digital physiotherapy approach designed to replace session-based therapy. Our technology optimizes physiotherapist's time, encourages patients' adherence to their treatment plans, and a provides a continuous PT-Patient engagement model.

Phyt Health's rehabilitation platform is **clinically proven** to allow for a faster patient recovery post injury or surgery. Using smartphone-based computer vision technology, we provide preventative care and post-surgical recovery processes that track patient progress and require no additional equipment.


Faster Patient Recovery
Post Injury Or Surgery...
SPEED
TRACK REPS
From The Comfort Of Home.

Our primary business model is to partner with hospitals that white label our technology platform. We have currently deployed our solution in over 20 hospitals in South East Asia and now are in the process of expanding into the US market through reseller relationships with partners such as Evolko and SentryHealth.

Together, we can improve patient outcomes and reduce costs in one of the biggest markets in the medical field.



20 hospitals using the platform
100+ hospitals by the end of 2022
200% forecasted YOY revenue growth over next 5 years
$2.5M annual run rate business end of 2022

** The above data is based on Phyt Health's internal research and estimates.*

THE PROBLEM

Current Physiotherapy is Neither Affordable Nor Accessible

More than half of the American population suffers from back, shoulder, knee and other joint pain. MSK represents one sixth of all spending in the US healthcare market and is the top cost driver of healthcare spending.



To Put This In Perspective:
The annual cost of MSK conditions is greater than that of heart disease, cancer, and diabetes.
$600B annual cost of MSK conditions, incl. healthcare costs & lost worker productivity
$309B annual cost of heart disease
$243B annual cost of cancer
$188B annual cost of diabetes

Source

Over the last decade, MSK spending doubled from $10 billion to $20 billion despite the MSK population remaining constant.



Medical cost for MSK care, 2010-2019
$20B
$10B
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2x
MSK costs doubled in last decade

While one might think that rising costs could lead to better patient outcomes, two independent studies have shown that despite a 65% increase in health care expenditures for patients with back and neck problems from 1997 to 2006, there has not been a corresponding improvement in patient clinical outcomes.

> In short, **spending more money has not correlated with better outcomes for members**, and it is time for new solutions.

THE MARKET

A Targeted Strategy in a Massive Market

The Total Addressable Market (TAM) across the US population for physiotherapy is over $100 billion and growing at a CAGR of 7%. Globally, the physiotherapy market is valued at over $155 billion.



Total Addressable Market: US
$100B
Global Physiotherapy Market: $155B

We see our biggest deployment opportunity in the US in self-funded employer plans.



61%
67%
2019
2020

67% percent of covered workers, about 150M Americans, **are in a plan that is self funded,** up significantly from 61% last year (2019).

* Source

We estimate MSK spending alone to value at over $50 billion across thousands of small, medium and large businesses that have self-funded health plans.

THE SOLUTION

Digitizing Physiotherapy for Quality At-Home Care

Phyt Health utilizes patients' smartphone devices to engage them in the MSK physiotherapy cycle from the comfort of their own homes, improving patient outcomes and reducing costs.

Our technology provides virtual, clinical-grade musculoskeletal care by using Computer Vision and Artificial Intelligence in our mobile app to track rehab exercises with live feedback and no required wearables.


Spatial Awareness
Our app identifies body landmarks to track your posture & movements.
Posture Correction
Corrective feedback makes recovery fun & safe.
Progress Tracking
Calculate your range of motion, flexibility & stability.

In addition, as a result of going mobile, patients have easier access to a variety of credentialed doctors and physical therapists to address a range of physical therapy conditions.

Our Process

Remote Assessment

Patients undergo an initial assessment with a physiotherapist using smartphone-based Computer Vision technology for MSK, Neurological and Cardiovascular ailments and are provided with a recommended care pathway for correction.

Treatment Plan & Telehealth

Virtual PT Programs are administered through the smartphone tailored to the patient's assessment. We reassess after the treatment plan is complete for new risk calculation, objective outcomes, and comparison to baseline.

Our AI based digital physiotherapy demonstrably reduces employers' MSK expenses by over 50%. We are in production with 10 hospitals and private clinics already.

	Legacy Providers	phyt health
PT time required	24h	5h
Cost of Service (HR)	$1120	$400
Cost of Service (Tech)	—	$54
Total	$1120	$454

** The above data is based on Phyt Health's internal research and estimates.*

We have already achieved product-market fit in SouthEast Asia, onboarding approximately **5 customer hospitals per month**. We also signed two new distribution partnerships in Q4 of 2021:

- **Evolko** is a leading remote patient monitoring solution, giving us access to 400 Hospitals and 16,000 private clinics in India, as well as 800 urgent care facilities in the US.
- **SentryHealth** is a comprehensive and integrated health management platform for self insured employers used by over 200 employers in the US.

We have two distinct approaches to our business plans: one for emerging economies with maturing insurance industries, and the other for North America.

Emerging Economy GTM Model

Through our **enterprise sales**, we partner with hospitals and offer them a "White Label" service to be their digital physiotherapy department. We work both with large hospitals with in-house PT clinics and medium-to-small hospitals without in-house PT clinics.

We either sell full-service (software + physiotherapists) or software service only, generating ~$1000 revenue per month per hospital while treating approximately ~30 new patients per month.

We also use **distribution partnerships** to significantly reduce CAC by distributing our tech through our partnerships with telehealth providers such as Evolko who have ~400 hospitals, 16,000 private clinics as customers

"North America" GTM Model

For our North American enterprise sales strategy, we target **self-insured employers** that provide self-funded health plans to their employees. We also have distribution partnerships with telehealth providers such as SentryHealth who have ~200 self-insured employers as customers.

In both areas, we plan to increase the share of our Direct To Consumer business through digital marketing to consumers.

WHY INVEST

An Experienced Team with a Global Vision

Phyt Health's founding and operating team have in-depth experience building successful enterprise software companies. We value running an extremely capital-efficient business through our global research and delivery model. Previously, the company's CEO and Executive Chairman co-founded Cloud Lending Solutions, which was sold to Q2 (NYSE: QTWO) for $140 million.

COVID has accelerated the rise of digital physiotherapy by proving that it works. Yet, its untapped potential can be further harnessed using **AI and Computer Vision**, in assessment, diagnosis and on-going adherence to the treatment plan.



Lower Medical Expenses
Convenience & Comfort
Digital AI-Assistance
Faster Recovery & Better Results

We have the technology and momentum to become the new standard in the rapidly changing multi-billion dollar field of MSK physiotherapy.

Join us as we make effective and affordable physiotherapy truly accessible for patients across the globe.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

In the Press

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Meet Our Team



Darpan Saini

CEO

Darpan is a seasoned technology entrepreneur and investor with deep experience in financial services and healthcare domains.

Previously, he co-founded Cloud Lending Solutions and served as its CTO through its acquisition to Q2 Holdings (NYSE: QTWO) for $140M. Then, as part of the Q2's leadership team, he led the technology and business strategy of Q2 Lending and was responsible for its continued expansion serving financial institutions globally.

He is also an investor in early stage growth companies such Evolko, SentryHealth, Solid among others.

He holds a master's degree in software engineering from Carnegie Mellon and has previously worked with big-tech software firms like Oracle and IBM.



Snehal Fulzele

Executive Chairman

Snehal is a successful technology entrepreneur, investor and innovator in the financial services industry.

Previously, he co-founded Cloud Lending Solutions, a global lending technology platform used by leading financial institutions globally. As the CEO, he led the growth and talent strategy of the business from inception to its acquisition by Q2 Holdings (NYSE:QTWO) for $140M. As the General Manager of its lending vertical, he continued his work at Q2 to bring digital lending experience for some of the most recognizable banks, credit unions and FinTech companies globally.

He also serves on the board of various high growth early-stage technology start-ups in Financial Services and Healthcare industries.

He holds a master's degree in software engineering from Carnegie Mellon and has previously worked with big-tech software firms like Oracle and Adobe.



Vikram Patil
VP Of Engineering

Vikram is a seasoned technology leader with deep expertise in building scalable big-data and AI applications.

He was an early member of the engineering team at Vedantu and oversaw its growth from a few hundred users to millions. Recently, he was responsible for data engineering at Data Torrent (an Orbcomm company).

He holds a master's degree in Computer Science from the University of Southern California.



Mandar Marathe
Chief Marketing Officer

Mandar has deep expertise in digital marketing and is seasoned growth hacker and business leader.

Previously, he founded and ran Briefkase.in, a 30 member digital marketing consultancy for SMEs and small businesses.

He is also a Visiting Professor of Online Marketing at Shailesh J. Mehta School of Management, IIT Bombay, Visiting Professor of Digital Marketing at IIM Sirmaur and Visiting Professor for Online Marketing at Great Lakes Institute of Management.

Offering Summary

Company	Phyt.Health, Inc.
Corporate Address	4016 Verano Dr, Austin, TX 78735
Offering Minimum	$10,000.00
Offering Maximum	$1,069,996.00
Minimum Investment Amount (per investor)	$248.64

Terms

Offering Type	Equity
Security Name	Class B Common Stock
Minimum Number of Shares Offered	5,000
Maximum Number of Shares Offered	534,998
Price per Share	$2.00
Pre-Money Valuation	$20,000,000.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

Time-Based Bonuses*:

* Invest within the 1st week and receive 20% bonus shares.

* Invest within the 2nd week and receive 15% bonus shares.

* Invest within the 3rd week and receive 10% bonus shares.

* Invest within the 4th week and receive 5% bonus shares.

* New Year's Bonus - Invest between Jan 1st, 2022 and Jan 3rd, 2022 and receive 15% bonus shares

Volume Based Bonuses and Perks*:

* Invest >$1000, you will receive 5% bonus shares & access to our Investor Club which allows you to receive special investor updates and attend Q&A sessions

* If you invest >$5,000, you will receive 15% bonus shares & access to our Investor Club.

* If you invest >$10,000, you will receive 20% bonus shares and access to our Investor Club.

**All perks occur when the offering is completed.*

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for, with the exception of "audience-based" bonuses.

If a company offers an "audience-based" bonus, this bonus only will stack with any other bonus you are eligible for. An "audience-based" bonus is a bonus that is available to a qualified group of investors based on campaign-specific criteria - such as previous investors, existing customers, or Testing-the-Waters (TTW) reservation holders. An issuer can only offer a single audience-based bonus.

For example, a 10% audience-based bonus (i.e. prior investors) + a 10% OWNer's bonus would receive an aggregate of 20% bonus shares

The 10% StartEngine Owners' Bonus

Phyt.Health will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $2.00 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Partner with us to improve the health of your patients

Phyt health was started by renowned physiotherapists and technologists who saw the need for a change in the preventative acute pre and post-surgical recovery process. Phyt Health keeps your patients connected with your practice with the help of a mobile app that uses AI motion-based computer vision technology to guide them through their home exercise program.

Using ai to track reps speed and range of motion, our app offers real-time corrective feedback making sure that your patient's personalized care plan is followed at home. The patient's exercise data is monitored by the Phyt health team who engages with the patient several times a week through video calls and messaging.

Medical practices clinics and hospitals that use our platform can generate significant revenue with little or no new added workload to their existing operations. Our hybrid physiotherapy model brings your costs down, revenue up, and significantly boosts profit margins.

We are looking for innovators and partners to join us and change the current physical therapy landscape. Phyt health can save your patients money and time, increase your revenue and improve patient satisfaction to give your patients the rehab experience they deserve.

Bring Phyt Health to your practice today.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
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Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

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